UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

BluePhoenix Solutions, Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS $0.04 per share

(Title of Class of Securities)

M20157117

(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,702,829 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,702,829 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,702,829		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.40% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,702,829 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P.

[3] Based on 17,816,252 Ordinary Shares outstanding as of December 1, 2014: (a) 11,620,758 Shares as reported on the Company's Proxy statement filed October 28, 2014; and (b) 6,195,494 Shares issued in conjunction with the merger as reported on the Company's Form 8-K dated December 1, 2014.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,740,769 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,740,769 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,740,769		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.61% [3]		
14	TYPE OF REPORTING PERSON IA		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,740,769 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,816,252 Ordinary Shares outstanding as of December 1, 2014: (a) 11,620,758 Shares as reported on the Company's Proxy statement filed October 28, 2014; and (b) 6,195,494 Shares issued in conjunction with the merger as reported on the Company's Form 8-K dated December 1, 2014.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) G		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,740,769 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,740,769 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,740,769		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.61% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,740,769 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,816,252 Ordinary Shares outstanding as of December 1, 2014: (a) 11,620,758 Shares as reported on the Company's Proxy statement filed October 28, 2014; and (b) 6,195,494 Shares issued in conjunction with the merger as reported on the Company's Form 8-K dated December 1, 2014.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,740,769 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,740,769 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,740,769		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.61% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,740,769 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,816,252 Ordinary Shares outstanding as of December 1, 2014: (a) 11,620,758 Shares as reported on the Company's Proxy statement filed October 28, 2014; and (b) 6,195,494 Shares issued in conjunction with the merger as reported on the Company's Form 8-K dated December 1, 2014.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) G		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,740,769 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,740,769 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,740,769		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.61% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,740,769 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,816,252 Ordinary Shares outstanding as of December 1, 2014: (a) 11,620,758 Shares as reported on the Company's Proxy statement filed October 28, 2014; and (b) 6,195,494 Shares issued in conjunction with the merger as reported on the Company's Form 8-K dated December 1, 2014.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Partners Fund, Ltd. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 37,940 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 37,940 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,940		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 37,940 Ordinary Shares owned by Columbia Pacific Partners Fund, Ltd.

[3] Based on 17,816,252 Ordinary Shares outstanding as of December 1, 2014: (a) 11,620,758 Shares as reported on the Company's Proxy statement filed October 28, 2014; and (b) 6,195,494 Shares issued in conjunction with the merger as reported on the Company's Form 8-K dated December 1, 2014.

EXPLANATORY NOTE

This Amendment No. 9 amends and supplements the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons) and June 26, 2013 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 2.   Identity and Background

Item 2, section (c) is hereby amended and supplemented to read as follows:

Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Funds' investment portfolios.

Item 5.   Interest in Securities of the Company

The response set forth in Item 5(a) is hereby replaced in its entirety by the following:

(a) As of December 16, 2014, the Reporting Persons may be deemed to beneficially own an aggregate of 4,740,769 Shares, which constitutes 26.61% of the 17,816,252 Shares outstanding as of December 1, 2014, as reported on the Company's Proxy statement (11,620,758 Shares) filed October 28, 2014 and on the Company's Form 8-K (6,195,494 Shares in conjunction with the merger) filed December 1, 2014.

The response set forth in Item 5(c) is hereby amended and supplemented as follows:

 (c) The Opportunity Fund engaged in unsolicited broker transactions in the open-market since the merger on December 1, 2014. The trading dates, number of shares purchased and price per share for all open-market transactions in the Shares by the Reporting Persons since December 1, 2014 are set forth in Schedule A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2014   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
                                   By: Columbia Pacific Advisors, LLC
                                          General Partner

                                          /s/ Alexander B. Washburn
                                   Name: Alexander B. Washburn
                                   Title: Managing Member

                                      COLUMBIA PACIFIC ADVISORS, LLC

                                   By: */s/ Alexander B. Washburn*
                                   Name: Alexander B. Washburn
                                   Title: Managing Member

                                          /s/ Alexander B. Washburn
                                          ALEXANDER B. WASHBURN

                                          /s/ Daniel R. Baty
                                          DANIEL R. BATY   (1)

                                          /s/ Stanley L. Baty
                                          STANLEY L. BATY   (1)

                                   COLUMBIA PACIFIC PARTNERS FUND, Ltd.
                                   By: Columbia Pacific Advisors, LLC
                                          Investment Manager

                                          /s/ Alexander B. Washburn
                                   Name: Alexander B. Washburn
                                   Title: Managing Member

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated: December 17, 2014   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
By: Columbia Pacific Advisors, LLC
General Partner

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member

COLUMBIA PACIFIC ADVISORS, LLC

By: */s/ Alexander B. Washburn*
Name: Alexander B. Washburn
Title: Managing Member

/s/ Alexander B. Washburn
ALEXANDER B. WASHBURN

/s/ Daniel R. Baty
DANIEL R. BATY

/s/ Stanley L. Baty
STANLEY L. BATY

COLUMBIA PACIFIC PARTNERS FUND, Ltd.
By: Columbia Pacific Advisors, LLC
Investment Manager

/s/ Alexander B. Washburn
Name: Alexander B. Washburn
Title: Managing Member

SCHEDULE A

OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS SINCE DECEMBER 1

Date	Fund	Transaction	Shares	Price
12/02/2014	Opportunity Fund	BUY	6,546	3.5093
12/03/2014	Opportunity Fund	BUY	1,200	3.7325
12/08/2014	Opportunity Fund	BUY	500	3.75
12/09/2014	Opportunity Fund	BUY	1,000	3.75
12/10/2014	Opportunity Fund	BUY	1,100	3.4955
12/11/2014	Opportunity Fund	BUY	300	3.6967
12/15/2014	Opportunity Fund	BUY	1,000	3.55
12/16/2014	Opportunity Fund	BUY	800	3.475